UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Act of 1934

(Amendment No. 9) *

Coinstar, Inc.

(Name of Issuer)

Common Shares, $.001 Par Value

(Title of Class of Securities)

19259P300

(CUSIP Number)

David K. Robbins, Esq.

Bingham McCutchen LLP

355 South Grand Avenue, Suite 4400

Los Angeles, CA 90071

(213) 680-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

ITEM 1.	Security and Issuer.

This statement amends the Schedule 13D (the “Schedule 13D”), dated May 30, 2006, as amended by Amendment No. 1 dated January 26, 2007, Amendment No. 2 dated February 28, 2007, Amendment No. 3 dated June 7, 2007, Amendment No. 4 dated November 8, 2007, Amendment No. 5 dated January 4, 2008, Amendment No. 6 dated January 29, 2008, Amendment No. 7 dated February 28, 2008, and Amendment No. 8 dated March 21, 2008 (as amended, the “Amended Schedule 13D”), filed by Shamrock Activist Value Fund, L.P., a Delaware limited partnership (“SAVF”), Shamrock Activist Value Fund II, L.P., a Virginia limited partnership (“SAVF II”), Shamrock Activist Value Fund III, L.P., a Delaware limited partnership (“SAVF III” and, together with SAVF and SAVF II, the “Shamrock Activist Value Fund”), Shamrock Activist Value Fund GP, L.L.C., a Delaware limited liability company (the “General Partner”), and Shamrock Partners Activist Value Fund, L.L.C., a Delaware limited liability company (“Shamrock Partners” and, collectively with SAVF, SAVF II, SAVF III and the General Partner, the “Reporting Persons”) with respect to Common Shares, $.001 par value per share (“Common Shares”), of Coinstar, Inc., a Delaware corporation (the “Company”). Capitalized terms used and not defined in this Amendment No. 9 shall have the meanings set forth in the Amended Schedule 13D. Except as specifically provided herein, this Amendment No. 9 does not modify any of the information previously reported on the Amended Schedule 13D.

1. ITEM 4 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

ITEM 4.	Purpose of Transaction.

On April 4, 2008, as required pursuant to the Company’s Advance Notice Bylaw provisions, the Shamrock Activist Value Fund sent the corporate secretary of the Company a notice of its intent to nominate Messrs. Eugene I. Krieger, John M. Panettiere and Arik Ahitov (the “Nominees”) for election to the Board of Directors of the Company (the “Board”) at the 2008 Annual Meeting of Company Stockholders.

The Shamrock Activist Value Fund believes that a change in composition of the Board is necessary to maximize value for the benefit of all Company stockholders. Since 2002, the Company has invested over $600 million in a number of business initiatives. During this same period of time, return on invested capital (“ROIC”), a financial metric that the Shamrock Activist Value Fund believes correlates strongly to stockholder value, has declined by over 50% from 12.7% to approximately 5.7%. The Shamrock Activist Value Fund believes that the Company, after many years of significant investment, has the potential to solidify a strong business platform and should shift its focus to maximizing the earnings power of its current business lines and improving its ROIC.

If elected, the Nominees will seek to: (1) ensure that management has an intense focus on execution in the Company’s core businesses, including, but not limited to, a smooth implementation of coin and Redbox machine installations, stabilization and then improvement of the financial performance of the entertainment division, and improving profitability of its money transfer investments; (2) work with management and the Board to refine and optimize strategic plans related to the Company’s existing business lines; (3) develop a more appropriate capital management structure and capital allocation discipline; and (4) improve the Company’s compensation plans and policies to create stronger long-term alignment with stockholders.

The Shamrock Activist Value Fund was encouraged by the corporate governance changes announced by the Company on April 3, 2008 which formally implemented three of the reforms the representatives of the Shamrock Activist Value Fund advocated during their March 20, 2008 meeting with the Board’s Corporate Governance Committee. The Shamrock Activist Value Fund continues to urge the Board to de-stagger its classified structure.

The Shamrock Activist Value Fund believes that the changes it has proposed, together with the addition of the Nominees to the Board, will increase management and director accountability, better align the management and Board with the Company’s owners, and enhance value for all of the Company’s stockholders.

The Nominees

Mr. Krieger is the Vice Chairman and Chief Operating Officer of Shamrock Holdings, Inc. (“SHI”) and a Vice President of Shamrock Partners. Prior to joining SHI in 1999, Mr. Krieger was a senior tax partner with PricewaterhouseCoopers LLP.

Mr. Panettiere is the founder and, since 2005, the Chief Executive Officer of John M. Panettiere Business Consulting. Mr. Panettiere is also a member of the advisory panel of the Shamrock Activist Value Fund.

Mr. Ahitov is a Vice President of Shamrock Capital Advisors, Inc. (“SCA”), which he joined in September 2004. He is also a senior portfolio manager for the Shamrock Activist Value Fund.

Except as stated in response to this Item 4, the Reporting Persons shall have no current plans or proposals with respect to the Company or its securities of the types enumerated in paragraphs (a) through (j) of this Item 4 of the Amended Schedule 13D promulgated under this Act.

2. ITEM 7 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

ITEM 7.	Material to be Filed as Exhibits.

Document
Exhibit 17	—	Joint Filing Agreement, dated May 30, 2006, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund III, L.P., Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: April 4, 2008

SHAMROCK ACTIVIST VALUE FUND, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
	Name:	Michael J. McConnell
	Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND II, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
	Name:	Michael J. McConnell
	Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND III, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
	Name:	Michael J. McConnell
	Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND GP, L.L.C.

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
	Name:	Michael J. McConnell
	Title:	Vice President

SHAMROCK PARTNERS ACTIVIST VALUE FUND, L.L.C.

By:	/s/ Michael J. McConnell
	Name:	Michael J. McConnell
	Title:	Vice President

Exhibit Index

Document

Exhibit 17	–	Joint Filing Agreement, dated May 30, 2006 among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund III, L.P., Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.